LAWYERS

Davis Wright Tremaine LLP

ANCHORAGE     BELLEVUE     LOS ANGELES     NEW YORK     PORTLAND     SAN FRANCISCO     SEATTLE     SHANGHAI     WASHINGTON, D.C.

MICHAEL C. PHILLIPS	SUITE 2300	TEL (503) 241-2300
Direct (503) 778-5214	1300 SW FIFTH AVENUE	FAX (503) 778-5299
mcp@dwt.com	PORTLAND, OR 97201-5630	www.dwt.com

March 16, 2006

U.S. Securities and Exchange Commission
Attention: Greg Dundas (Mail Stop 41561)
Judiciary Plaza
450 Fifth Street, NW
Washington, DC  20549

Re:	Cascade Bancorp
Proxy Statement on Schedule 14A
Files February 27, 2006
File No. 0-23322

Dear Greg:

This letter responds to your letter dated March 10, 2006, regarding the above-referenced matter. Page references are to the marked version of the proxy statement filed today with the Commission.

1.	Please ensure that the proxy statement is clearly identified as being in preliminary form.

RESPONSE:  The preliminary proxy statement has been revised in response to Staff’s comments.  See the Notice to Shareholders and the letter to shareholders, preceding page 1 of the preliminary proxy statement.

2.

We note that you have not yet included your proxy card in your filing. Please provide or file your proxy card in preliminary form. Your filed proxy card should comply with Rule 14 a-6(e)(1) of the proxy rules.

RESPONSE: In response to Staff’s comments, the proxy card is attached to the preliminary proxy statement as Exhibit 1.

March 16, 2006

Cover Page/Letter to Shareholders

3.	Please disclose that Mr. Bolger will control 24% of the company’s shares following the merger.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments.  See the letter to shareholders, preceding page 1 of the preliminary proxy statement.  See also, page 2 of the preliminary proxy statement.

Summary, page 4

4.	Please move the summary so as to precede the Q&A and the remarks regarding forward-looking statements. We note Instruction 2 to Item 1001 of Regulation M-A.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See page 1.

Questions and Answers

5.	Please restrict the Q&A section to matters not covered in the Summary.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See pages 11-13.

Farmers and Merchants State Bank has had bank regulatory compliance difficulties, page 18

6.	Please move this risk factor close to the beginning of the risk factor section.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See page 15.

Background of and Reasons for the Merger, page 21

7.	Please revise to describe in specific, quantifiable terms, the negotiation of the principal terms of the merger, including price.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See pages 20-21.

March 16, 2006

8.	Disclose any negative factors considered by the board in its decision to approve the merger.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See pages 20-21.

9.	Please state on page 31 the amount of remuneration received by RBC from Cascade for services rendered in the last two years.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See page 29.

10.	Please state that RBC has given its written approval to the inclusion of its opinion and to the references made to RBC in the proxy statement.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See page 24.

The Merger Agreement and Merger, page 32

11.	Please revise to clarify the phrase “certain conditions” in the second main paragraph regarding the $3.9 million in additional consideration.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See page 30.

12.	Please clarify the term “Director Emeritus” as used on page 33, including any rights or responsibilities that attach to this position.

RESPONSE: The preliminary proxy statement has been revised in response to Staff’s comments. See page 31.

13.	The antepenultimate paragraph appears to suggest that the opinion cannot be relied upon by stockholders. Please obtain a revised opinion that deletes this implication.

RESPONSE:  The opinion of RBC provides that the opinion cannot be relied upon by the  shareholders as by its terms it is directed only to the Cascade Board of Directors.  The preliminary proxy statement has been revised to make this point more explicit.  See pages 4 and 24.

March 16, 2006
Page4

Closing Comments

Attached hereto as Attachment A in response the Staff’s comments is the requested letter from Cascade acknowledging that it is responsible for the adequacy and accuracy of the disclosure in the preliminary proxy statement; Staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and Cascade may not assert Staff comments as a defense in any proceeding initiated by the Commission  or any person under the federal securities laws of the United States.

As noted in my voice mail to you on March 15, 2006, Cascade respectfully requests expedited review of this letter and the revisions to the preliminary proxy statement.  Cascade must give customers of F&M 30-days advance written notice of the changeover of their accounts from F&M to Cascade and such changeovers are typically done on three-day weekends so as to give the institutions an additional day to complete the changeover in way that is less disruptive to the customer.  The next three-day weekend is May 27-29 and there is not another such period until the Labor Day weekend.  Given the required time periods between delivery of the proxy statement and the date of the shareholder’s meeting and the time following such meeting to close the transaction, Cascade would very much like to distribute the final proxy statement to its shareholders not later than Monday, March 20, 2006.  To do so, it respectfully requests any additional Staff comments be communicated to Cascade and me no later than Friday, March 17, 2006.

Thank you in advance for your professional courtesies.  Please contact me if you have any questions or comments.

Sincerely,

Davis Wright Tremaine LLP

Michael C. Phillips

MCP: bl